UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PGT, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

69336V-10-1
(CUSIP Number)

JLL Partners Fund IV, L.P.
450 Lexington Avenue, 31st Floor
New York, New York 10017
Attention: Paul S. Levy
(212) 286-8600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

March 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ⁪

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69336V-10-1
1		Name of Reporting Persons JLL Partners Fund IV, L.P.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 32,092,267
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 32,092,267
11		Aggregate Amount Beneficially Owned by Each Reporting Person 32,092,267
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 59.4%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 69336V-10-1
1		Name of Reporting Persons JLL Associates IV, L.P.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 32,092,267
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 32,092,267
11		Aggregate Amount Beneficially Owned by Each Reporting Person 32,092,267
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 59.4%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 69336V-10-1
1		Name of Reporting Persons JLL Associates G.P. IV, L.L.C.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 32,092,267
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 32,092,267
11		Aggregate Amount Beneficially Owned by Each Reporting Person 32,092,267
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 59.4%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 69336V-10-1
1		Name of Reporting Persons Paul S. Levy
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 32,092,267
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 32,092,267
11		Aggregate Amount Beneficially Owned by Each Reporting Person 32,092,267
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 59.4%
14		Type of Reporting Person (See Instructions) IN

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 11, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the SEC on September 16, 2008, and Amendment No. 2 thereto (“Amendment No. 2”) filed with the SEC on March 12, 2010 (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 3 are all collectively referred to herein as the “Schedule 13D”).  This Amendment No. 3 relates to the common stock, par value $0.01 per share (the “Common Stock”), of PGT, Inc., a Delaware corporation (the “Issuer”), beneficially owned by JLL Partners Fund IV, L.P., a Delaware limited partnership (“JLL Fund IV”); JLL Associates IV, L.P., a Delaware limited partnership and the general partner of JLL Fund IV (“JLL Associates IV”); JLL Associates G.P. IV, L.L.C., a Delaware limited liability company and the general partner of JLL Associates IV (“JLL Associates G.P.”); and Paul S. Levy, the managing member of JLL Associates G.P. (each of JLL Fund IV, JLL Associates IV, JLL Associates G.P., and Mr. Levy, a “Reporting Person,” and, collectively, the “Reporting Persons”).  Except as specifically amended by this Amendment No. 3, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

The 2010 Rights Offering expired at 5:00 p.m., Eastern Time, on March 12, 2010.  On March 16, 2010, the Issuer notified JLL Fund IV that, pursuant to the over-subscription privilege in the 2010 Rights Offering, JLL Fund IV had acquired 2,613,943 shares of the Issuer’s Common Stock (the “2010 Additional Securities”) at the same subscription price of $1.50 per share.  The aggregate amount of funds JLL Fund IV used to acquire the 2010 Additional Securities was $3,920,914.50.  JLL Fund IV obtained the funds used to acquire the 2010 Additional Securities from capital contributions of its partners.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by replacing it in its entirety with the following:

JLL Fund IV exercised subscription rights to acquire shares of the Issuer’s Common Stock, including the Purchased Securities, the Additional Securities, the 2010 Purchased Securities, and the 2010 Additional Securities, because it believes the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy.  JLL Fund IV holds, and the Reporting Persons may be deemed to beneficially own, the Issuer’s Common Stock as an investment.  The Reporting Persons may from time to time purchase additional shares of the Issuer’s Common Stock in the open market or in private transactions.  The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Issuer, and other factors. The Reporting Persons also reserve the right to reduce their interest in the Issuer from time to time by open market or private sales of the Issuer’s Common Stock.

(a)  Except as described in this Schedule 13D, as of the date of this Amendment No. 3, there are no current plans or proposals of the Reporting Persons that relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, provided, however, that each of the Reporting Persons reserves the right to (i) acquire or dispose of securities of the Issuer in the future and (ii) develop such plans or proposals in the future, in each case, to the extent that such Reporting Person deems any such acquisition, disposition, plan, or proposal to be appropriate.

(b) – (j)  Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plan or proposal that relates to or would result in any of the matters set forth in subparagraphs (b) through (j) of this Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer1

Item 5 is hereby amended by replacing it in its entirety with the following:

(a)  (i)  JLL Fund IV is the direct beneficial owner of 32,092,267 shares of Common Stock of the Issuer, which represents 59.4% of the outstanding shares of the Issuer’s Common Stock.

(ii)  By virtue of its position as the general partner of JLL Fund IV, JLL Associates IV may be deemed to be the beneficial owner of 32,092,267 shares of Common Stock of the Issuer, which represents 59.4% of the outstanding shares of the Issuer’s Common Stock.  JLL Associates IV disclaims beneficial ownership of such shares.

(iii)  By virtue of its position as the general partner of JLL Associates IV, JLL Associates G.P. may be deemed to be the beneficial owner of 32,092,267 shares of Common Stock of the Issuer, which represents 59.4% of the outstanding shares of the Issuer’s Common Stock.  JLL Associates G.P. disclaims beneficial ownership of such shares.

(iv)  By virtue of his position as the managing member of JLL Associates G.P., Mr. Levy may be deemed to be the beneficial owner of 32,092,267 shares of Common Stock of the Issuer, which represents 59.4% of the outstanding shares of the Issuer’s Common Stock.  Mr. Levy has a pecuniary interest in only a portion of such shares.

(b)  Each of the Reporting Persons shares with JLL Fund IV the power to vote or direct the vote of and to dispose or direct the disposition of 32,092,267 shares of the Issuer’s Common Stock.

(c)  The following table sets forth all transactions with respect to the Issuer’s Common Stock effected during the past 60 days by the Reporting Persons.  The transaction effected on March 10, 2010, represents the exercise of subscription rights received in the 2010 Rights Offering under the 2010 Basic Subscription Privilege, as described in Item 3 of the Schedule 13D.  The transaction effected on March 16, 2010, represents the exercise of subscription rights received in the 2010 Rights Offering under the over-subscription privilege in the 2010 Rights Offering, as described in Item 3 above.

Name of Entity	Date of Acquisition	Number of Shares	Price per Share
JLL Fund IV	03/10/2010	10,719,390	$1.50
JLL Fund IV	03/16/2010	2,613,943	$1.50

(d)  Except as set forth in this Item 5, no person is known to have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock beneficially owned by the Reporting Persons.

(e)  Not applicable.

1
Calculation of beneficial ownership is based on 54,005,439 shares of the Issuer’s Common Stock outstanding as of March 16, 2010, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 18, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 18, 2010
JLL PARTNERS FUND IV, L.P. By its General Partner, JLL Associates IV, L.P. By its General Partner, JLL Associates G.P. IV, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 18, 2010
JLL ASSOCIATES IV, L.P. By its General Partner, JLL Associates G.P. IV, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 18, 2010
JLL ASSOCIATES G.P. IV, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 18, 2010

By:	/s/ Paul S. Levy
Paul S. Levy